Mail Stop 4720

June 8, 2009

John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

> **Re:** **Meridian Bioscience, Inc.**
> **Form 10-K for the year ended 9/30/2008**
> **Filed November 26, 2008**
> **Response filed May 20, 2009**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis

Cash Bonuses, page 16

1. We note your response to comment 2 from your letter dated May 20, 2009 and your responses to comments 6 and 7 from your letter dated March 20, 2009. It appears from your responses and the disclosure in your proxy statement that your actual net earnings achievement corresponded to a 30% bonus payout and that the personal multiplier was applied to the 30% bonus payout. Additionally, we note your disclosure of the factors

that determined the personal multiplier. As the factors used to determine the personal multiplier were not quantified, please provide further discussion as to how the factors were used to determine each NEO's personal multiplier. For example, what information about production efficiencies via implementation of automated manufacturing equipment was used to determine Mr. Baldini's personal multiplier of 1.25? If determinations relating to failure to achieve, some level of success, high level of success or any other determinations were made, please discuss the determinations and how they impacted the multiplier. Please provide proposed disclosure for your 2009 executive compensation disclosure that addresses all of these comments.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: F. Mark Reuter
        Keating Muething & Klekamp PLL
        One East Fourth Street, Suite 1400
        Cincinnati, Ohio 45202
        Fax: 513-579-6457